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PART III

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SEC FILE NUMBER
8-47393

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2019 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DAI Securities, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

SEC Mail Processing

MAY 13 2021

Washington, DC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2200 Century Parkway NE, Suite 435
(No. and Street)

Atlanta (City) GA (State) 30345 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kimberly Ryan 248-224-8713
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CliftonLarsonAllen LLP
(Name – *if individual, state last, first, middle name*)

301 SW Adams Street, Suite 1000 (Address) Peoria (City) IL (State) 61602 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kimberly Ryan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DAI Securities, LLC, as of December 31, 20 21, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PARIS NASYI
NOTARY PUBLIC - STATE OF MICHIGAN
COUNTY OF OAKLAND
My Comm. Exp. 12/27/2025
Acting in the County of Oakland
Date 05/06/2021

Kimberly Ryan
Signature

Chief Financial Officer
Title

Paris S. Nabi
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

CliftonLarsonAllen LLP
CLAconnect.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
DAI Securities LLC
Mankato, Minnesota

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of DAI Securities LLC (the Company) as of December 31, 2020, the related statements of income, changes in member's equity, and cash flows for the 18-month period then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the 18-month period then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information Pursuant to Rule 17a-5 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information Pursuant to Rule 17a-5 is fairly stated, in all material respects, in relation to the financial statements as a whole.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

We have served as the Company's auditor since 2020.

Peoria, Illinois
March 16, 2021

DAI SECURITIES, LLC
Statement of Financial Condition
December 31, 2020

Assets

Cash	$ 571,179
Receivable	3,569
Commissions receivable	738,377
Prepaid expenses	41,314
Clearing deposits	15,133
Fixed assets, net	3,279
Right of use assets, net of accumulated amortization	142,029
TOTAL ASSETS	**$ 1,514,880**

Liabilities and Member's Equity

Accounts payable	$ 17,696
Payable to related party	25,187
Accrued commission	672,309
Accrued assessments	33,836
Lease liabilities	147,384
Total Liabilities	896,412
Member's Equity	618,468
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$ 1,514,880**

See notes to financial statements.

DAI SECURITIES, LLC
Statement of Income
18-month Period Ended December 31, 2020

Revenue	
Mutual fund commissions	$ 253,260
Insurance commissions	2,201,852
Private placement commissions	13,565,528
Due diligence fees	2,333,709
Other income	1,233
Total Revenue	**$ 18,355,582**
Expenses	
Compensation and related costs	$ 15,641,155
Clearing costs	21,484
Occupancy and equipment	82,991
Professional fees	169,634
Regulatory fees	79,879
Related party allocated expenses	231,553
Technology	285,397
Travel and entertainment	94,329
Other expenses	171,742
Total Expenses	**$ 16,778,164**
NET INCOME	**$ 1,577,418**

See notes to financial statements.

DAI SECURITIES, LLC
Statement of Changes in Member's Equity
18-month Period Ended December 31, 2020

Member's equity, June 30, 2019	$ 398,836
Net income	1,577,418
Distributions to DAI Holdings	(1,357,786)
Member's equity, December 31, 2020	**$ 618,468**

See notes to financial statements.

DAI SECURITIES, LLC
Statement of Cash Flows
18-month Period Ended December 31, 2020

Cash Flows from Operating Activities	
Net income	$ 1,577,418
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	907
Change in assets and liabilities	
Increase in receivable	(2,714)
Increase in commissions receivable	(106,763)
Increase in prepaid expenses	(31,272)
Increase in clearing deposits	(5,133)
Decrease in fixed assets	(4,186)
Decrease in ROU assets	62,659
Increase in accrued assessments	33,836
Increase in accounts payable	14,964
Decrease in payable to related party	(387,996)
Increase in commissions payable	220,834
Decrease in ROU liabilities	(57,304)
Net cash provided by operating activities	1,315,250
Cash Flows from Financing Activities	
Capital withdrawals	(1,357,786)
Net cash used in financing activities	(1,357,786)
Net decrease in cash	(42,536)
Cash at beginning of period	613,715
CASH AT END OF PERIOD	**$ 571,179**

The following changes were non-cash items for the period:

	Assets	Liabilities
Initial operating lease ROU assets	$204,688	
Initial operating lease liability		$204,688
Total	$204,688	$204,688

See notes to financial statements.

DAI SECURITIES, LLC
Notes to Financial Statements
December 31, 2020

Note 1 – <u>Nature of Business and Summary of Significant Accounting Polices</u>

Nature of Business:

DAI Securities, LLC (Company), formerly Lewis Financial Group, L.C., was organized in May 1994 as a Louisiana limited liability company. The Company converted the jurisdiction of organization from Louisiana to Minnesota effective May 31, 2019. In March 2019, DAI Holdings, LLC (FKA Michaletz Partners, LLC) (Parent) completed the purchase of 100% of the membership interests of the Company. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Securities Investor Protection Corporation (SIPC). The Company's corporate office is in Atlanta, Georgia.

The Company operates under the exemptive provisions of Rule 15c3-3(k)(2)(ii) of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. All customer transactions are executed and cleared through another registered securities broker on a fully disclosed basis. As an introducing broker, the Company conducts a general securities business, which includes stocks, mutual funds, variable contracts, and private placements. The clearing broker-dealer carries the accounts of the customers and maintains and preserves all related books and records.

The Company's operations consist primarily of providing mutual fund and insurance brokerage, and private placement of securities on a best efforts basis and due diligence related to private placements. The majority of the Company's customers are individuals located through the United States.

Significant Accounting Policies:

<u>Use of Estimates</u>

The preparation of financial statements in conformity with the U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 – Nature of Business and Summary of Significant Accounting Polices (continued)

Revenue Recognition

The Company's revenue recognition policies are as follows.

Mutual Fund Commissions

Commissions are charged to client securities accounts for transaction-based brokerage services such as mutual fund and stock transactions, and 12b-1 fees resulting from the sale of investment company products. Revenue for customer security transactions is recognized at the trade date which is when the performance obligation is satisfied. The Company believes the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of the ownership have been transferred to/from the customer.

Private Placement Commissions and Due Diligence Fees

The Company participates in the private placement offerings of securities on a best-effort basis. The Company, operating as a placement agent, earns a selling commission and due diligence fee equal to the gross sale price by the agreed upon rates. Commissions and due diligence fees are recognized on the date of approval by the home office. The Company believes that the performance obligation is satisfied on the date approved at the home office because that is when the underlying private placement interest is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

DAI SECURITIES, LLC
Notes to Financial Statements
December 31, 2020

Note 1 – Nature of Business and Summary of Significant Accounting Polices (continued)

Insurance Commissions

The performance obligation for annuities is satisfied upon sale of the annuity, and therefore, the related revenue is primarily recognized at the time of sale. The Company believes the performance obligation is satisfied upon the sale of the annuity because that is when the underlying annuity is identified, the pricing is agreed upon and the risk and rewards of ownership have been transferred to/from the customer.

Recently Adopted Accounting Policies

In 2019, the Company began to account for its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in several non-cancellable operating leases, for office space and certain office equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognized a lease liability of $204,688 and a right of use (ROU) asset of $204,688, after the initial adoption of this accounting policy on October 1, 2019 when they entered in the lease agreement.

Lease liabilities

A lease liability is initially and subsequently measured based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate, and are measured using the index or rate at the commencement date. The discount rate is the implicit rate if it is readily determinable; otherwise the Company uses its incremental borrowing rate. The implicit rates of all but one of the Company's leases are not readily determinable; accordingly, the Company uses its incremental borrowing rate based on the information available at the commencement date for each lease that does not contain an implicit rate. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The Company determines its incremental borrowing rates by starting with the interest rates on its recent borrowings and other observable market rates and adjusting those rates to reflect differences in the amount of collateral and the payment terms of the leases.

Note 1 – Nature of Business and Summary of Significant Accounting Polices (continued)

ROU assets

A lessee's ROU asset is measured at the commencement date at the amount of the initially-measured lease liability plus any lease payments made to the lessor before or at the commencement date, minus any lease incentives received; plus any initial direct costs. Unless impaired, the ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

Accounting policy election for short-term leases

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset with the Company is reasonably certain to exercise. The Company recognizes lease cost associated with its short-term leases on a straight-line basis over the lease term.

Accounting policy election for lease and non-lease components

The Company has elected, by class of underlying asset, for all asset classes, to account for each separate lease component of a contract and its associated non-lease components (lessor-provided maintenance) as a single lease component.

See Note 6, "Commitments and Contingent Liabilities" for additional information on Company's leases.

Income Taxes

The Company is a single member limited liability company and is disregarded for federal income tax purposes. The Company's taxable income or loss is included in the tax return of the Parents members; therefore, federal income taxes are not payable by, or provided for, the Company.

Note 2 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed the 15-1 . Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 15-1. At December 31, 2020 the Company had net capital of $289,162, which was $229,401 in excess of its required net capital of $59,761. The ratio of aggregate indebtedness to net capital was 3.10 to 1.

Note 3 – Transactions with Clearing Broker-Dealer and Commitment

The Company has a clearing agreement with a clearing broker-dealer, to provide clearing, execution and related securities services. The agreement requires the Company to maintain a minimum of $10,000 as a deposit in account with the clearing broker-dealer. The clearing agreement also requires a monthly minimum clearing charge of $1,000 per month.

The company has an agreement with DTCC to provide commission settlements. The agreement requires the Company to maintain a minimum of $5,000 as a deposit in account with DTCC.

Note 4 – Related Party Transactions/Concentration of Revenue and Services/Economic Dependency

The Company is under the control of its Parent, is economically dependent on the managing member and has a concentration of services provided by the parent company, DAI Holdings, Inc. and sister company, DAI Wealth, Inc. The Company has expense sharing agreements with DAI Holdings, Inc. and DAI Wealth, Inc, both are related parties under common ownership. The existence of that control, dependency and concentration creates operating results and financial position significantly different than if the companies were autonomous. Transactions between the Company and Advisor were not consummated on terms equivalent to arm's length transactions.

During the 18-month period ending December 31, 2020, the Company paid a total of $1,900,400 under the expense sharing agreements consisting of $231,554 of service fees, $1,419,892 of payroll costs and $248,954 of operating expenses. As of December 31, 2020, the Company owed DAI Holdings, Inc. $25,187 and there was no balance owed to DAI Wealth, Inc.

Note 4 – Related Party Transactions/Concentration of Revenue and Services/Economic Dependency (continued)

The managing member, a registered securities representative of the Company, generated approximately 50% of the Company's total revenue. This registered representative's compensation was approximately 60% of the Company's total compensation and related costs and approximately 41% of the commissions payable at year end. The Company is economically dependent on this registered representative.

Note 5 – Concentration of Credit Risk and Off-Balance Sheet Risk

The Company has cash held at US Bank totaling $443,160 or approximately 30% of the Company's total assets at December 31, 2020. Cash held is in excess of FDIC insurance of $250,000, creating a credit risk of $193,160 at December 31, 2020. Cash balance fluctuates on a daily basis.

In the normal course of business, the Company's customer activities involve the execution and settlement of customer securities transactions. The clearing broker-dealer carries accounts of the customers of the Company is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. These transactions may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill their contractual obligations wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

Note 6 – Commitments and Contingent Liabilities

The Company leases its facilities under an operating lease with Highwoods Realty Limited Partnership. Future minimum lease payments outstanding at December 31, 2020 are as follows:

Year Ended December 31	Amount
2021	$50,645
2022	$52,164
2023	$44,575

The operating lease includes common area maintenance, property taxes and utilities.

DAI SECURITIES, LLC
Notes to Financial Statements
December 31, 2020

Note 6 – <u>Commitments and Contingent Liabilities (continued)</u>

For the period ended December 31, 2020 the total lease expense pursuant to the above operating lease amounted to $57,304 and is included in the Occupancy and Equipment Expense in the attached statement of operations.

The components of lease costs that are represented in the financial statements for the period ending December 31, 2020 are as follows:

Operating lease cost:
Right of use amortization $62,659
Total lease cost from long-term operating leases subject to FASB ASC 842 $57,304

Amounts reported in the Statement of Financial Condition as of December 31, 2020 were as follows:

Operating leases:

Operating lease ROU assets $142,029
Operating lease liabilities $147,384

Other information related to leases as of December 31, 2020 was as follows:

Weighted-average remaining lease term:
Operating leases 3 years

Weighted-average discount rate:
Operating leases 0%

DAI SECURITIES, LLC
Notes to Financial Statements
December 31, 2020

Note 7 – Contingencies

DAI Securities, LLC is a co-respondent in customer FINRA arbitration) alleging breach of fiduciary duty, negligence and breach of contract related to $750,000 investments made in between August 2017 - May 2018, of which $200,000 was sold through the DAI Securities. Discovery is in process. The arbitration is still pending, and settlement prior to a hearing seems unlikely. The Company's E&O carrier has agreed to provide defense under a reservation of rights. Per the opinion of counsel, we cannot evaluate the likelihood of an unfavorable outcome, but counsel believes the potential loss is between $0 and $200,000 excluding costs and fees related to the arbitration.

Note 8 – Subsequent Events

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2020, through March 12, 2021, the date which the financial statements were available to be issued.

Schedule I

DAI SECURITIES, LLC
Supplemental Information Pursuant to Rule 17a-5
December 31, 2020

Net Capital Computation

Total member's equity qualified for net capital	$	618,468
Deductions and/or charges		
Non-allowable assets:		
Fixed asset and Right of use asset		145,308
Commissions receivable		142,684
Prepaid expenses		41,314
Total deduction and/or charges		329,306
Net Capital	$	289,162
Aggregate indebtedness		
Accrued assessments	$	33,836
Accounts payable		17,696
Payable to related party		25,187
Accrued commissions		672,309
Operating lease		147,384
Total aggregate indebtedness	$	896,412
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	59,761
Net capital in excess of minimum requirement	$	229,401
Ratio of aggregate indebtedness to net capital		3.10 to 1

Reconciliation of Computation of Net Capital

The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2020 as filed by DAI Securities, LLC on Form X-17A-5. Accordingly, no reconciliation is necessary.

See accompanying report of independent registered public accounting firm.

Schedule I, continued

DAI SECURITIES, LLC
Supplemental Information Pursuant to Rule 17a-5
December 31, 2020

Statement Regarding the Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. Under these exemptive provisions, the Computation for Determination of the Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

See accompanying report of independent registered public accounting firm.

CliftonLarsonAllen LLP
CLAconnect.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
DAI Securities LLC
Mankato, Minnesota

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) DAI Securities LLC (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k): (2)(ii) (the exemption provision) and (2) DAI Securities LLC stated that the Company met the identified exemption provisions throughout the most recent 18-month period without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

Peoria, Illinois
March 16, 2021

DAI

daisecurities.com

T 404.531.7080
2200 Century Pkwy NE, Suite 435, Atlanta, GA 30345

EXEMPTION REPORT

DAI Securities, LLC (Company) is a registered broker-dealer subject to Rule 17-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2): (i) and (ii).

2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the 18-month period from July 1, 2019 to December 31, 2020 without exception.

3. The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to: (1) effecting securities transactions via subscriptions on a subscription way basis where funds are payable to the issuer or its agent and not to the Company; and (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4 and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the 18-month period from July 1, 2019 to December 31, 2020 without exception.

DAI SECURITIES, LLC

I, Kimberly Ryan, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Kimberly Ryan

Title: Chief Financial Officer

May 6, 2021